Exhibit 99.1

1500 University Street, Suite 700
November 17, 2011	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TEMBEC INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	12/12/2011
Record Date for Voting (if applicable) :	12/12/2011
Beneficial Ownership Determination Date :	12/12/2011
Meeting Date :	26/01/2012
Meeting Location (if available) :	Montreal Qc

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	87974D100	CA87974D1006
COMMON SHARES US	87974D209	US87974D2099

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TEMBEC INC